UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           FTS Apparel, Inc. ("FLIP")
                           --------------------------
                                (Name of Company)

                     Common Stock, $.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   30266R 10 6
                                 --------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Suite 200
                        Greenwood Village, Colorado 80111
                                 (303) 779-5900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     1/11/02
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  30266R 10 6
           -----------

1    Name of Reporting Person

     LeRoy Landhuis

2    Check the Appropriate Box if a Member of a Group     a
                                                            ----------

                                                          b
                                                            ----------

3    SEC USE ONLY

4    Source of Funds *

     Not Applicable.

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    Sole Voting Power:         6,471,311

8    Shared Voting Power:         -0-

9    Sole Dispositive Power:    6,471,311

10   Shared Dispositive Power:    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person:  6,471,311

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13   Percent of Class Represented by Amount in Row (11):      55.47%

14   Type of Reporting Person *

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND COMPANY

     LeRoy  Landhuis  (the  "Reporting  Person")  hereby amends his statement on
Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on May 1, 2000 with respect to the common stock, $.001 par value per share, of FTS Apparel, Inc. (hereinafter the "Company"), whose principal place of business is located at One Oxford Valley, Suite 810, Langhorne, Pennsylvania 19047.

ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSON

     a.   Name--LeRoy Landhuis

     b.   Address--212 N. Wahsatch, Suite 301, Colorado Springs, Colorado 80903

     c. Occupation-- Mr. Landhuis is the president of The Landhuis Company, Inc., a real estate acquisition and development company located at the address above.

     d. During the past five years, Mr. Landhuis has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Landhuis has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Landhuis is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     On January 11, 2002, the Reporting Person acquired beneficial ownership of an additional 783,333 shares of the common stock of the Company. Of that amount, the Reporting Person received 433,333 shares of Common Stock in exchange for satisfaction of a $13,000 contractual obligation, and 350,000 shares of Common Stock in exchange for services rendered to the Company. Therefore, no funds were exchanged in the transaction.

Item 4: PURPOSE OF TRANSACTION

     The acquisition of the additional 783,333 shares of the common stock of the Company was made for investment purposes. The Reporting Person intends to add the additional common stock to his existing holdings of the stock of the Company as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs, the limitations of Rule 144 and/or the availability of other lawful means of disposition, the Reporting Person will from time to time explore opportunities for liquidating all or a portion of the shares, through one or more sales.

     Simultaneously with the transactions described above, the Reporting Person, as a member of the Board of Directors of the Company, approved an employment contract that provided for the appointment of a new Chairman and Chief Executive Officer and for the issuance of 1,200,000 shares of common stock to the new Chairman. Mr. Landhuis also resigned his position as Chairman of the Board of Directors and Chief Executive Officer of the Company. Other than the foregoing, the Reporting Person has no plans for, or which would result in:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.

ITEM 5: INTEREST IN SECURITIES OF THE COMPANY


     a. As of the date of the filing of this Amendment, the Reporting Person is deemed to beneficially own 6,471,311 shares of Common Stock of the Company. Such amount includes 5,435,311 shares of Common Stock owned directly by the Reporting Person and 1,036,000 shares underlying a common stock purchase warrant exercisable immediately and until April 19, 2010 at the price of $1.50 per share. The Reporting Person's beneficial ownership represents 55.47% of the issued and outstanding common stock of the Company as of the date of this Amendment.

     b. The Reporting Person has the sole power to vote and dispose of 6,471,311 shares of common stock of the Company, subject to the voting agreement as described in Item 6. Pursuant to the terms of the warrant described above, the Reporting Person has no right to vote the shares underlying such warrant prior to exercise.

     c. On January 11, 2002, the Reporting Person entered into an agreement with the Company in which he agreed to forgive rent owing by the Company in exchange for certain payments and the issuance of 433,333 shares of common stock. Simultaneously, the Reporting Person agreed to accept an additional 350,000 shares in exchange for services previously rendered to the Company by an entity owned by the Reporting Person. All of the shares issued in the transaction were valued at $.03 per share, the bid price of the Company's common stock on the day of the transactions.

     d.   Not applicable.

     e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

        Not Applicable.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

        There is no material required to be filed as exhibits to this Schedule.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.




/s/ LeRoy Landhuis                                    Date:  February 8, 2001
------------------                                           ----------------
LeRoy Landhuis

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